November 25, 2019

Donna Di Silvio Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission (the “Commission”) 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated November 21, 2019 regarding Cool Holdings, Inc.

Form 8-K Filed September 26, 2019: File No. 001-32217

Dear Ms. Di Silvio

This letter responds to the comment of the staff of the Commission (the “Staff”) set forth in the November 21, 2019 letter (the “Comment Letter”) regarding the above-referenced Form 8-K of Cool Holdings, Inc. (the “Company”).  For your convenience, the Staff’s comment is included below.

Form 8-K filed September 26, 2019 Item 9.01, page 1

1.

We note you completed the acquisition of Simply Mac, Inc. on September 25, 2019 and that acquisition appears to require audited financial statements.  When financial statements are not provided, Item 9.01(a)(4) requires disclosure within the Form 8-K that financial statements have not been provided and a statement as to when those financial statements will be filed. Please confirm you will be filing financial statements as required by Rule 8-04 and 8-05 of Regulation S-X by amendment not later than 71 calendar days after your initial report was required to be filed.

The Company’s Response:

Failure to report our intention to comply with Item 9.01 (a)(4) of From 8-K was inadvertent, and we confirm that the financial statements required to be reported by us under Rule 8-04 and 8-05 of Regulation S-X will be filed by amendment to our previously filed Form 8-K dated September 26, 2019 no later than December 11, 2019.

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Thank you for your review of this response letter.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (858) 373-1675 or James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,

Cool Holdings, Inc.

    /s/ Vernon A. LoForti

Vernon A. LoForti

Chief Financial Officer

cc:   James Guttman, Dorsey & Whitney LLP